SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                    Alpine Air Express, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            02081R 10 8
                          (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-74ll)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        June 12, 2000
     (Date of Event which Requires Filing of this Statement)

     1.  Smith Consulting Services, Inc., IRS Identification No. 87-0566192.

     2.   (a)__.

          (b) X.

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   SC.

     5. Karl S. Smith, President and a director, entered a guilty plea for failure to file a federal income tax return for 1990 in the United States District Court for the District of Utah, Civil No. 95-CR-00055001-5.

     6.   Utah.

     Number of Shares         7.   Sole Voting Power: 723,850.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 723,850.
                             10.   Shared Dispositive Power: None.

     11.  Smith Consulting Services, Inc.

     12. __X__(No shares are excluded in the numerical or percentage computations herein).

     13.  Smith Consulting Services, Inc., 6.6%.

     14.  CO.

     Item 1. Alpine Air Express, Inc., a Delaware corporation (SEC File No. 000-27011 [the "Company"]); 3450 West Jense Parkway, Provo, Utah 84601; no par value common voting stock.

     Item 2.(a) Smith Consulting Services, Inc.
            (b)  455 East 500 South, Suite #201, Salt Lake City, Utah 84111.
            (c)  Financial consulting services.
            (d) Karl S. Smith, President and a director, entered a guilty plea for failure to file a federal income tax return for 1990 in the United States District Court for the District of Utah, Civil No. 95-CR-00055001-5.
            (e)  None.
            (f)  Utah.

     Item 3. Subject Company, Alpine Air Express, Inc. acquired 100% of the outstanding securities of Alpine Aviation, Inc. a Utah corporation.

     Item 4. Effective as of June 12, 2000, the Registrant; Alpine Aviation, Inc., a Utah corporation ("Alpine"); and all of the stockholders of Alpine (the "Alpine Stockholders"), executed an Agreement and Plan of Reorganization, as amended (respectively, the "Alpine Plan" and the "Amended Alpine Plan"), whereby the Registrant acquired 100% of the outstanding securities of Alpine. The effective date of the Alpine Plan was June 12, 2000, and the combination of these entities was treated as a purchase for accounting purposes, with Alpine becoming a wholly-owned subsidiary of the Registrant on closing. On August 28, 2000, the Alpine Plan was amended by the Amended Alpine Plan to include certain persons and entities who had been given shares of Alpine by its former sole stockholder, Eugene R. Mallette, prior to the completion of the Alpine Plan; to include the grant of an option to the Registrant to purchase 100% of the outstanding shares of C.L.B. Corporation, a Utah corporation ("CLB"), that is wholly-owned by Mr. Mallette; and to amend
Exhibit I to the Alpine Plan.

     Item 5.(a)See Number 6, above.
            (b)  See Number 6, above.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   Not applicable.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/6/00                       By/s/Karl A. Smith
       --------                       ------------------
                                      Karl A. Smith, President
                                      Smith Consulting Services, Inc.